Exhibit 1

Stock Block Trading Agreement

(English Translation, for reference only)

This Stock Block Trading Agreement (this “Agreement”) is entered into by and between the following parties on August 25, 2022 (Date of signing of this Agreement) in Beijing, the People’s Republic of China:

Seller: Cosmic Soar Limited

Purchaser: Yang Zhang

Whereas:

1. Scienjoy Holding Corporation（思享无限控股有限公司，hereinafter referred to as the “Company” or “SHC”)，is a company limited by stocks duly established and validly existing, and its public offering stocks are listed and traded on NASDAQ Stock Exchange of the U.S. (NASDAQ:SJ),

2. The Seller holds SJ stocks and intends to sell the unrestricted Outstanding stocks of 350,000 SJ stocks held by it through block trading (the “Target Stocks”).

In accordance with relevant laws and regulations, two parties have made agreements with respect to sale of such SJ stocks through block trading, as follows:

Article 1 Parties to Block Trading, Time, Quantity and Price

1.1 Trading method: The seller shall transfer the Target Stocks to the Purchaser through block trading on the Trading Date as specified in this agreement; and the Purchaser shall purchase the Target Stocks transferred by the Seller through block trading and pay the price to the Seller according to this Agreement.

1.2 Trading Date: The trading days between August 26, 2022 and August 26, 2022 are the date for block trading. During this period of time, the Parties shall trade at the price and quantity specified in 1.3 and 1.4 of this Article.

1.3 Number of Target Stocks: The number of stocks traded by both parties shall be: 350,000 stocks.

1.4 Purchase Price: The price per stock is US$3.51, and the total price is US$1,228,500. The strike price of the stock is the closing market price on the execution date of this Agreement.

Article 2 Trading information and Trading process between the two parties

2.4 Trading process: The seller shall transfer the Target Stocks to The Purchaser through block trading on the Trading Date as specified in this Agreement, and the Purchaser shall purchase the Target Stocks transferred by The seller through block trading and pay the price to The seller according to this Agreement shall be deemed to have fulfilled the trading obligations of the two parties. On the day of the trading Date, the Seller shall transfer the amount of Target Stocks agreed upon by both parties to the Purchaser’s securities account. The Purchaser shall make the corresponding payment to the Seller within 6 months of receipt of the Securities.

Article 3 Representations and Warranties

3.1 Both parties has all of its rights, authorities and necessary capacities to execute and perform this Agreement, and the representatives of the parties who signed the Agreement shall be authorized to sign this Agreement through all necessary procedures.

3.2 The documents, materials, etc. submitted by both parties are true, legal, accurate and valid.

3.3 Both parties undertake that their trading practices comply with all relevant securities laws and regulations and necessary in the United States Requirements of the program.

3.4 This Agreement has been duly signed by the Purchaser and is legal and valid, and the Seller has the right to claim rights against the Purchaser in accordance with the provisions of this Agreement.

Article 4 Confidentiality

Both parties to the Agreement undertake to keep confidential the documents and materials (including trade secrets, company plans, operational activities, financial information, technical information, business information and other trade secrets) that belong to other parties and are not available from public channels that are learned in the course of discussing, signing and executing this Agreement. Without the consent of the original party providing the information and documents, other parties shall not disclose all or part of the trade secret to any third party. However, the following information is excluded:

4.1 Information that is in the possession of the other party before such information is provided by the other party and is not under a duty of confidentiality.

4.2 Information required to be disclosed by law or competent authorities.

4.3 Information that was already known to the public prior to disclosure.

Article 5 Notices

All notices that one party needs to give to the other party in accordance with this Agreement, as well as the exchange of documents between the two parties and the notices and requirements related to this Agreement, etc., may be transmitted by letter, fax, telegram, e-mail, mobile phone short message, etc.

Article 6 Liability of Breaching

6.1 If either party violates this Agreement and causes losses to the non-compliant party, it shall bear the liability for the breach, and the breaching party shall have the right to notify the breaching party in writing to amend or remedy it within a specified period of time, and at the same time have the right to require the breaching party to compensate for the losses caused to the breaching party due to its breach.

6.2 If Purchaser is unable to pay the payment on time in accordance with this Agreement, Purchaser shall pay Seller a liquidated damages at a rate of three ten thousandths per day from the day after the payment date agreed in this Agreement to the date of actual payment.

Article 7 Applicable Law and Dispute Resolution

The conclusion, interpretation and performance of this Agreement shall be in accordance with the laws and regulations of the People’s Republic of China; If a dispute arises due to the performance of this Agreement, it shall be resolved by the two parties to this Agreement through friendly consultation, and if the negotiation fails or is unwilling to negotiate, either party may submit the dispute to the Beijing Arbitration Commission for arbitration and resolution.

Article 8 Effectiveness and Miscellaneous

8.1 This Agreement shall enter into force on the date of signature or seal of both parties.

8.2 If this Agreement is inconsistent with the Agreement or articles of association signed by the two parties in the previous period, the provisions of this Agreement shall prevail within the scope of both parties to this Agreement.

8.3 If any term or provision of this Agreement is found to be invalid by law or cannot be enforced due to external reasons, both parties shall cooperate and make corresponding amendments or adaptations to realize the original intention of the terms or agreements.

8.4 Matters not mentioned herein may be supplemented by the Parties through consultation. The supplementary agreement shall constitute a part of this Agreement. In case of any discrepancy between the supplementary agreement and this Agreement, the supplementary agreement shall prevail.

8.5 The signing of this Agreement supersedes any oral agreement, agreement or undertaking made by the parties in respect of the matters covered by this Agreement before signing.

8.6 This Agreement is made in two original copies, and each party holds one copy, and each copy has the same legal effect.

(No Text, Signature Page)

Seller: Cosmic Soar Limited

By:	/s/ Sheng Hou

Purchaser: Yang Zhang

/s/ Yang Zhang

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